

December 8, 2010

Donovan Jones, Chief Executive Officer
Counterpath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia, Canada V7X1M3

> **Re:** **Counterpath Corporation**
> **Form 8-K Filed December 3, 2010**
> **File No. 000-50346**

Dear Mr. Jones:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that you intend to file restated financial statements.  Please tell us how, and when, you will file them.

2. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures and internal control over financial reporting.  See Items 307 and 308T of Regulation S-K.  If the officers' conclude that the disclosure controls and procedures and internal control over financial reporting were effective, despite the restatement, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding these comments.

Sincerely,


Craig Wilson
Senior Assistant Chief Accountant